Exhibit 4.10
Option Agreement dated December 15, 2009 between Vitro, S.A.B. de C.V. and Fintech Investments Ltd.
On December 15, 2009, Vitro, S.A.B. de C.V. (“Vitro”) entered into a second option agreement (the “Vitro Option Agreement”) for the purchase of shares between Vitro, as grantor, and Fintech Investments Ltd. (“Fintech”), as beneficiary. The Agreement was acknowledged by FIC Regiomontano, S.A.P.I. de C.V. (“SAPI”).
Subject to the conditions described below, Vitro granted Fintech a purchase option with respect to certain shares of SAPI (the “Purchase Option”) and Fintech granted Vitro a repurchase option with respect to such shares of SAPI (the “Repurchase Option”). Both options must be exercised in whole and not in part.
Fintech’s Purchase Option is subject to the following conditions:
(i)	All the requisite governmental authorizations must have been obtained;
(ii)	Vitro and its subsidiaries must have executed a restructuring agreement (the “Restructuring Agreement”) with their creditors by December 15, 2019;
(iii)	Fintech has not exercised its purchase options pursuant to the option agreement among Skandia Vida, S.A. de C.V., Vitro and Fintech (the “Option Agreement”) dated December 15, 2009;
(iv)
A notification has been delivered certifying (a) that Fintech Advisory Inc. is the sole administrator of Fintech with respect to the asset trust (the “Asset Trust”) created pursuant to the trust agreement dated December 15, 2009 (the “Trust Agreement”), the Vitro Option Agreement and the Option Agreement and (b) that Mr. David Martinez Guzman has the authority to establish Fintech Advisory Inc.’s or Fintech’s investment guidelines with respect to the operation contemplated in the Trust Agreement, the Vitro Option Agreement and the Option Agreement; and

(v)	The relevant real estate assets must remain part of the Asset Trust.
Vitro’s right to exercise the Repurchase Option is subject to the following two conditions: (i) Fintech must have exercised its Purchase Option and (ii) all the requisite governmental authorizations must have been obtained.
As consideration for Fintech’s exercise of its Purchase Option, Fintech will assign to Vitro its beneficiary rights under the Trust Agreement free of any liens. As consideration for the Repurchase Option, Vitro will make a payment to Fintech pursuant to a formula set out in the Vitro Option Agreement which is based on the enterprise value per share of SAPI

Fintech’s right to exercise its Purchase Option will commence on the date the Restructuring Agreement is executed and will remain in effect for three years following that date, subject to the automatic termination of the Vitro Option Agreement under certain conditions. Vitro’s Repurchase Option may be exercised during the three years following Fintech’s exercise of its Purchase Option, subject to certain limitations. If (i) the Restructuring Agreement has not been executed by December 15, 2019, (ii) the relevant real estate assets are no longer part of the Asset Trust or (iii) the Trust Agreement has been terminated, the Vitro Option Agreement will be automatically terminated.
In the event that (i) all conditions precedent are satisfied, (ii) Fintech notifies Vitro that it is exercising its Purchase Option in accordance with the Vitro Option Agreement, (iii) Vitro and Fintech agree on the amount of shares of SAPI subject to the Purchase Option, (iv) Fintech complies with all of its obligations to close the Purchase Option, and (v) Vitro fails to deliver to Fintech the shares of SAPI subject to the Purchase Option (except if prohibited pursuant to a court order), then Vitro shall pay Fintech U.S.$126 million for liquidated damages. In such event, Fintech shall assign its beneficiary rights under the Trust Agreement to Vitro free of any liens.
The Vitro Option Agreement is governed by Mexican law and subject to arbitration under the Rules of Arbitration of the Mexican Center of Arbitration (Reglas de Arbitraje del Centro de Arbitraje de México (CAM)). The arbitration would take place in Mexico City and would be conducted in Spanish.